EXHIBIT 99(c)


                         April 3, 1995


PacifiCorp
700 NE Multnomah
Portland, OR  97232


                      LETTER OF AGREEMENT
                      -------------------


This Letter of Agreement (the "Agreement") sets forth the terms and conditions under which Georgeson & Company Inc. ("Georgeson") has been retained by PacifiCorp as Information Agent for its offer to exchange shares of its $1.98 No Par Serial Preferred Stock, Series 1992 (the "Series 1992 Preferred Stock") (the "Offer"). The term of the Agreement shall be the term of the Offer, including any extensions thereof.

     1. During the term of the Agreement, Georgeson will: provide advice and consultation with respect to the planning and execution of the Offer; assist in the preparation and placement of newspaper ads; assist in the distribution of Offer documents to brokers, banks, nominees, institutional investors, and other shareholders and investment community accounts; answer collect telephone inquiries from shareholders and their representatives; and, if requested, call individuals who are registered holders or Non-Objecting Beneficial Owners ("NOBO's").

     2. PacifiCorp will pay Georgeson a fee of $7,500, of which half is payable in advance per the enclosed invoice and the balance at the expiration of the Offer, plus an additional fee to be mutually agreed upon if the Offer is extended more than fifteen days beyond the initial expiration date. PacifiCorp will also pay Georgeson a fee of $5.00 per call for each incoming call from registered shareholders. If Georgeson is requested to call individuals who are registered holders or NOBO's of the Series 1992 Preferred Stock. PacifiCorp will pay Georgeson an additional sum computed on the basis of $5.00 per call. In addition, PacifiCorp will reimburse Georgeson for reasonable costs and expenses incurred by Georgeson in fulfilling the Agreement, including but not limited to: expenses incurred by Georgeson in the preparation and placement of newspaper ads, including typesetting and space charges; postage and freight charges incurred by Georgeson in the delivery of Offer documents; printing costs; charges for the production of shareholder lists (paper, computer cards, etc.), statistical analyses, mailing labels, or other forms of information requested by PacifiCorp or its agents and other expenses or disbursements authorized by PacifiCorp or its agents.

     3.   Georgeson hereby agrees not to make any
          representations not included in the Offer documents.

     4. PacifiCorp agrees to indemnify and hold Georgeson harmless against any loss, damage, expense (including, without limitation, legal and other related fees and expenses), liability or claim arising out of Georgeson's fulfillment of the Agreement (except for any loss, damage, expense, liability or claim arising out of Georgeson's own negligence or misconduct). At its election, PacifiCorp may assume the defense of any such action. Georgeson hereby agrees to advise PacifiCorp of any such liability or claim promptly after receipt of any notice thereof. The indemnification contained in this paragraph will survive the term of the Agreement.

     5. Georgeson agrees to preserve the confidentiality of all non-public information provided by PacifiCorp or its agents for our use in providing services under this Agreement, or information developed by Georgeson based upon such nonpublic information.

By executing the Agreement below the undersigned agrees to be bound by its terms.

ACCEPTED:                          Sincerely,

PACIFICORP                         GEORGESON & COMPANY INC.


By: RICHARD T. O'BRIEN             By: DONNA M. ACKERLY
   ----------------------             -----------------------
    Richard T. O'Brien                 Donna M. Ackerly

Title:  Vice President             Title:  Vice President

Date:  April 6, 1995